UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Calamos Asset Management, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 per share (Title of Class of Securities)	12811R 10 4 (CUSIP Number of Class of Securities (Underlying Common Stock))
James J. Boyne
Senior Vice President, General Counsel and Secretary
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563
(630) 245-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,547,634	$142.16

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 415,866 shares of the issuer’s common stock and have an aggregate value of $2,547,634 as of June 17, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 22, 2009 (“Offer to Exchange”), attached as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address.

Calamos Asset Management, Inc., a Delaware corporation (“Company” or “Calamos”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 2020 Calamos Court, Naperville, Illinois 60563, and the telephone number at that address is (630) 245-7200.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s Class A common stock, par value $0.01 per share. A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it was granted from October 27, 2004 to December 31, 2007 under the Company’s 2009 Incentive Compensation Plan (as the same has been in effect from time to time, the “Plan”). Employees surrendering Eligible Stock Options will receive in exchange new stock options (“New Stock Options”) to be granted under the Plan. As of June 19, 2009 there were 415,866 Eligible Stock Options and 19,621,037 shares of the Company’s Class A common stock outstanding.

The Company is making the offer to all employees who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company or one of its subsidiaries, excluding John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr. (“Calamos Principals”). These employees are collectively referred to as the “Eligible Employees.” The offer also excludes the independent members of the Company’s Board of Directors. To remain eligible to surrender Eligible Stock Options for exchange and receive New Stock Options, the Eligible Employees must be employed by the Company or one of its subsidiaries on the date the exchange offer commences and remain employed through the expiration date of the offer. The Eligible Employees also must be eligible to participate in the Plan.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options voluntarily surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related documents accompanying the Offer to Exchange.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Program; Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Program: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The Company is both the filing person (offeror) and the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under The Program: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.

The information set forth in the Offer to Exchange under: Summary Term Sheet—Questions and Answers, and The Program: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Program; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Program; Accounting Consequences of the Program; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Program; Termination; Amendment; is incorporated herein by reference.

(b)	Purchases.

Officers of the Company with Eligible Stock Options may participate in the offer however, the Calamos Principals and the independent members of the Company’s board of directors are not eligible. The information set forth in the Offer to Exchange under The Program: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Program: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. See also Exhibits (d)(1) through (d)(6).
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.

The information set forth in the Offer to Exchange under The Program: Section 2, Purpose of the Program, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Program: Section 11, Status of Eligible Stock Options Acquired by Us in the Program; Accounting Consequences of the Program, is incorporated herein by reference.

(c)	Plans.

Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Program: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Program: Section 6, Conditions of the Program, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable, as no funds will be borrowed in connection with the Program.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Program: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Program: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; and the financial information contained in the Offer to Exchange under The Program: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information set forth in the Offer to Exchange under The Program: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)— (5)	The information set forth in the Offer to Exchange under The Program: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.
(b)	Other Material Information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 22, 2009.

(a)(1)(B)	Form of Cover Letter from Gary J. Felsten to Eligible Employees, dated June 22, 2009, Regarding Offer to Exchange and Related Matters.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Notice of Withdrawal Instructions.

(a)(1)(E)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date.

(a)(1)(F)	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2009, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Calamos Asset Management, Inc. Incentive Compensation Plan, as amended effective May 22, 2009, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K; filed with the Securities and Exchange Commission on May 27, 2009, and incorporated herein by reference.

(d)(2)	Form of Equity Award Statement filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(d)(3)	Form of Non-Employee Award Statement filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(d)(4)	Stockholders’ Agreement among John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr., certain trusts controlled by them, Calamos Family Partners, Inc. and the Company filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004; filed with the Securities and Exchange Commission on December 3, 2004, and incorporated herein by reference.

(d)(5)	Registration Rights Agreement between Calamos Family Partners, Inc., John P. Calamos, Sr. and the Company filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004; filed with the Securities and Exchange Commission on December 3, 2004, and incorporated herein by reference.

(d)(6)	Second Amended and Restated Certificate of Incorporation of the Company filed as Exhibit 3(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS ASSET MANAGEMENT, INC.
By:	/s/ John P. Calamos, Sr.
John P. Calamos, Sr.
Chairman, Chief Executive Officer and Co-Chief Investment Officer (Principal Executive Officer)

Date: June 22, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 22, 2009.

(a)(1)(B)	Form of Cover Letter from Gary J. Felsten to Eligible Employees, dated June 22, 2009, Regarding Offer to Exchange and Related Matters.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Notice of Withdrawal Instructions.

(a)(1)(E)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date.

(a)(1)(F)	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2009, and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Calamos Asset Management, Inc. Incentive Compensation Plan, as amended effective May 22, 2009, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K; filed with the Securities and Exchange Commission on May 27, 2009, and incorporated herein by reference.

(d)(2)	Form of Equity Award Statement filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(d)(3)	Form of Non-Employee Award Statement filed as Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(d)(4)	Stockholders’ Agreement among John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr., certain trusts controlled by them, Calamos Family Partners, Inc. and the Company filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004; filed with the Securities and Exchange Commission on December 3, 2004, and incorporated herein by reference.

(d)(5)	Registration Rights Agreement between Calamos Family Partners, Inc., John P. Calamos, Sr. and the Company filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004; filed with the Securities and Exchange Commission on December 3, 2004, and incorporated herein by reference.

(d)(6)	Second Amended and Restated Certificate of Incorporation of the Company filed as Exhibit 3(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; filed with the Securities and Exchange Commission on March 13, 2009, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.